Exhibit 21.1
Latch, Inc.
List of Subsidiaries
As of November 5, 2025

Name	Jurisdiction
Door Property Management, LLC	Delaware
DOOR Systems, Inc. (f/k/a Latch Systems, Inc.)	Delaware
HelloTech, Inc.	Delaware
Honest Day’s Work, LLC	Delaware
Latch Taiwan, Inc.	Delaware

Note: Inclusion of a subsidiary on this Exhibit 21.1 is not a representation that such subsidiary is a significant subsidiary.